	1290 AVENUE OF THE AMERICAS NEW YORK NEW YORK 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SAN DIEGO, WASHINGTON, D.C. DENVER, NORTHERN VIRGINIA, ORANGE COUNTY, SACRAMENTO, WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

January 20, 2006		Writer’s Direct Contact 212/468-8163 JTanenbaum@mofo.com

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 29, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
Form 8-K filed May 17, 2005 and August 16, 2005
File No. 000-23190

Dear Mr. Skinner:

On behalf of Sonic Solutions, a California corporation (the “Company” or “Sonic”), we are providing to you this letter in response to the additional comment letter, dated November 3, 2005, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Annual Report”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “First Quarter 10-Q”), and the Company’s Current Reports on Form 8-K filed on May 17, 2005 (the “May Form 8-K”) and August 16, 2005 (the “August Form 8-K”).

For your convenience we have set forth the Staff’s comments below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Roxio CSD Acquisition, page 82

Mr. Brad Skinner

January 20, 2006

Page Two

1.	Please explain to us how you concluded that the value of the trade name determined through use of the relief from royalty method served as a surrogate for ownership fair value. Explain to us how you considered the different rights and rewards inuring to you as an owner of the trade name as compared to a licensee. In addition, indicate whether the royalty rate was based on industry averages and, if so, how this incorporated the specifically negotiated terms and rights of your transaction.

In order to complete the valuation and allocation of the purchase price related to the Company’s December 17, 2004 acquisition of the consumer software division of Roxio, Inc. (the “Roxio CSD Acquisition”), the Company engaged Ernst & Young LLP (the “Valuation Firm”). The Valuation Firm selected the relief from royalty method in lieu of ownership fair value because, in its judgment, the relief from royalty method best represented what a firm would be willing to pay in order to exploit the related benefits of this asset class. Additionally, the Company’s auditors audited this methodology in the course of their year-end Company audit. The Company believes that, for transactions such as the Roxio CSD Acquisition, the relief from royalty method is the most commonly used, accepted and appropriate valuation methodology for this asset class.

Using the relief from royalty methodology, the Valuation Firm reviewed other industry trade name/trademark licensing transactions and selected nine arrangements having what it deemed to be rights and benefits that were generally comparable to those in the negotiated Roxio CSD Acquisition.1 In making this selection, the Company understands that the Valuation Firm considered factors relating to the comparability between the rights and rewards reflected in these industry licensing transactions and those that the Company obtained through the Roxio acquisition transaction, such as the long-term or perpetual nature of the licenses, the product types involved, the magnitude of the transactions, and other considerations. Further, the Company understands that the Valuation Firm took into account the features of this asset class that are common to both ownership and licensing arrangements, including benefits associated with a well-recognized mark or name such as the implicit “guarantee” of a certain level of quality and authentication of the origin of goods or services.

[1]	The Valuation Firm also considered a specific trademark/trade name license that the Company had entered into prior to the Roxio CSD Acquisition, but concluded that utilizing other comparable industry transactions was a more appropriate approach, since the estimated net margins for products sold under the Company’s previous trade name license were generally higher than those derived from products sold under the Roxio trade name/trademark prior to the Roxio CSD Acquisition.

Mr. Brad Skinner

January 20, 2006

Page Three

Based on its analysis, the Valuation Firm selected a royalty rate that was within the mean range of the comparable arrangements to use in connection with the Roxio CSD Acquisition. The Company discussed and participated in the development of the assumptions used by the Valuation Firm, and believes that the approach taken was reasonable and sustainable, and that the results are reasonable.

Form 8-K Filed May 17, 2005 and August 16, 2005

2.	We note that you classified the proceeds from the sale of the Roxio patents as revenue and it is unclear to us how this transaction was recorded and why it was not considered a sale of long-lived assets. Please provide us with the following:

•	Explain the nature of the “revaluation” adjustment to goodwill and the corresponding charge to cost of sales during the first quarter of fiscal 2006. Refer to the authoritative literature that you relied on in recording this adjustment;

The revaluation adjustment (the “Adjustment”) was recorded in the period that the sale of these patents, which were acquired through the Roxio CSD Acquisition, was completed. The Adjustment was recorded based on the guidance in Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations, as such guidance applies to the identification and valuation process and to tentative allocations. Upon the completion of the patent sale, the Company was able to allocate an appropriate separate value to the patents and, accordingly, a portion of the purchase price was allocated to cost of goods sold in concert with the sale of these patents. The Valuation Firm assisted in determining the Adjustment amount allocated to the patents, considering the relevant separate income streams for valuation purposes and other information derived from the patent sale transaction. As disclosed in the First Quarter 10-Q, the effect of the allocation of the fair market value to the patent sale resulted in an Adjustment of approximately $1,169,000 as a reduction of goodwill. As further disclosed in the First Quarter 10-Q, the Company recorded revenue from the sale of $2,082,000 and $701,000 of direct third party sales commissions and out-of-pocket expenses related to this transaction. The operating income contribution of the patent sale transaction was $212,000 before internal costs related to patent due diligence, sales negotiation and other value added by the Company as part of its patent management and commercialization program (see the Company’s response to the third bullet point in this section). The Company believes that, given the value added by Company (as described below), the $212,000 in income represents a reasonable profit, which additionally supports the $1,169,000 Adjustment amount.

Mr. Brad Skinner

January 20, 2006

Page Four

•	Explain how you allocated the purchase price to these patents at acquisition and how your disclosures reflect that allocation. If you did not allocate any value to these identifiable intangible assets at acquisition or allocated an amount different from the subsequent sales price, explain why; and

Based upon the analysis performed by the Valuation Firm, the value of all patents acquired in the Roxio CSD Acquisition was implicitly considered and the value was allocated to income streams associated with acquired products that generate revenues through licensing transactions in which patents are licensed together with software. At the time of the Roxio CSD Acquisition and for the patent assets in question, it was not possible to identify a separate and independent revenue stream with any degree of assurance or probability. Consequently, the Company’s disclosure with respect to the Roxio CSD Acquisition did not include a separate allocation of the purchase price to the patents. Only some time after the Roxio CSD Acquisition, when the patent rights had been perfected and the Company had successfully overcome the risks and uncertainties inherent in attempting to market the patents (including risks and expenses associated with the possibility that a potential purchaser might reject a sale on the basis of inadequate legal ownership), was it possible to determine a separate revenue stream with any degree of assurance or probability.

•	Support your conclusion that the proceeds from the sale were appropriately classified as revenues and refer to the authoritative literature that supports your accounting.

As described in the Company’s 2005 Annual Report, the Company has initiated a formal patent management and commercialization program. The Company has devoted internal resources and developed expertise in connection with this patent program, and views the program as a source of strategic benefit and a source of additional revenues. In general, the Company recognizes revenue with respect to the patent program in accordance with the guidance of Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, although the specific accounting treatment depends on the nature of the revenue producing transaction (for example, a license versus a patent sale).

In the case of the patents sold after the Roxio CSD Acquisition, factors further supporting the classification of the sale proceeds as revenue include the Company’s utilization of its patent program expertise to analyze and perform due diligence on the patents and develop a sales strategy, the months it spent in investigating and negotiating the deal and, based on its due diligence and other efforts, its success in selling greater rights in the patents than it had originally received in the Roxio CSD

Mr. Brad Skinner

January 20, 2006

Page Five

Acquisition (for example, the Company sold “good and marketable title” to the patents, whereas it had received only a promise that Roxio was unaware of problems with validity).

3.	We have read your response to prior comment numbers 11 and 12 and it appears that you exclude amortization of intangible assets and the value assigned to the patents acquired from Roxio in an effort to help investors better understand your operating results on a cash basis. We further note that you exclude certain “non-recurring” charges on the basis that they represent “unusual” expenses. It is unclear to us how excluding the amortization and cost of the patents helps investors understand your operating results on a cash basis considering that you also exclude “unusual” charges that appear to be cash expenses. Please explain to us how you have met the disclosure requirements described in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures including, but not limited to, how investors are able to better understand your results on a cash basis given the exclusion of both cash and non-cash expenses.

The Company respectfully submits that the purpose of the non-GAAP performance measures included in the May and August Form 8-K earnings releases was to enable investors to better understand the Company’s operating results as a whole, by eliminating certain non-cash charges as well certain cash expenses that were not representative of the Company’s ongoing business activities.

As noted by the Staff, certain of the non-GAAP measures presented were indeed designed to allow investors to understand the Company’s operating results on a cash basis, whereas the other non-GAAP measures represented adjustments to cash expenses. The non-GAAP measures that excluded cash charges (i.e., those relating to certain Roxio OEM revenues and certain unusual product-release and auditing expenses attributable to the integration of the Roxio CSD into the Company) were important in that they allowed investors to see the Company’s operating results without the effect of such non-recurring and unusual expenses, which were not reflective of the Company’s actual operating results on an ongoing basis.2

With respect to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company respectfully submits that (a) it had understood that this question was specifically concerned with the prohibitions set forth in Item 10(e) of Regulation S-K, and (b) since the May Form 8-K and August Form 8-K were each “furnished” rather than “filed,” it had further understood that

[2]	More detail on the nature and purpose of these non-GAAP performance measures was provided in the Company’s October 7, 2005 response to the Staff’s prior comment numbers 11 and 12.

Mr. Brad Skinner

January 20, 2006

Page Six

these Item 10(e) prohibitions were not applicable. Nonetheless, the Company acknowledges the final sentence of the response to this Frequently Asked Question states “Similar considerations may apply under Item 12 [now Item 2.02] of Form 8-K.”

The Company believes that the non-GAAP performance measures that excluded cash expenses concern costs that had not previously occurred and were not likely to occur again within a two-year period. As a consequence, the Company believes that such non-GAAP measures were not presented in an attempt to smooth earnings in a manner prohibited by the Frequently Asked Question response. Finally, the Company believes that, by eliminating the impact of certain cash and non-cash expenses that were not indicative of the Company’s ongoing operations, the non-GAAP measures, taken as a whole, enable investors to better understand the Company’s results for the reasons specified in the first three paragraphs of this response.

*    *    *    *

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at (212) 468-8163 or by facsimile at (212) 468-7900.

Sincerely,

/s/ James R. Tanenbaum
James R. Tanenbaum

cc:	Mr. David Habiger - Sonic Solutions
Mr. A. Clay Leighton - Sonic Solutions
Mr. Paul Norris - Sonic Solutions